SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                 No            X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-        N/A

TRINA SOLAR LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: July 16, 2008

Exhibit 99.1

Contact:
Trina Solar Limited	CCG Elite Investor Relations
Terry Wang, CFO	Crocker Coulson, President
Phone: + (86) 519-8548-2008 (Changzhou)	Phone: + (1) 646-213-1915
Thomas Young, Director of Investor Relations	Email: crocker.coulson@ccgir.com
Phone: + (86) 519-8548-2008 (Changzhou)
Email: ir@trinasolar.com	Ed Job, CFA
Phone: + (1) 646-213-1914
Email: ed.job@ccgir.com

Trina Solar Announces Concurrent Offerings of $120 million of Senior

Convertible Notes and Borrowed American Depositary Shares

CHANGZHOU, China, July 16, 2008 — Trina Solar Limited (“Trina Solar” or the “Company”), a leading integrated manufacturer of photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, founded in 1997, today announced it intends to offer, subject to market and other conditions, $120 million aggregate principal amount of senior convertible notes due 2013 and American depositary shares (“ADSs”), which are being borrowed by the joint bookrunners of the notes offering or their affiliates (“ADS Borrowers”) pursuant to ADS lending agreements with Trina Solar. Trina Solar intends to grant to the underwriters of the notes offering an option to purchase up to an additional $18 million aggregate principal amount of notes to cover over-allotments.

The notes will pay interest semi-annually and mature in July 2013. The notes will be convertible into ADSs at a rate that is subject to adjustment under certain circumstances.

Holders of the notes may require Trina Solar to repurchase all or a portion of the notes in 2011. Holders of the notes may also require Trina Solar to repurchase all or a portion of the notes upon certain fundamental changes.

Trina Solar intends to use the net proceeds of the notes offering for the expansion of manufacturing lines for the production of silicon ingots, wafers, solar cells and solar modules, the purchase of raw materials, research and development and other general corporate purposes.

In connection with the notes offering, Trina Solar will enter into ADS lending agreements with the ADS Borrowers, pursuant to which Trina Solar will lend ADSs to the ADS Borrowers. Concurrently with the notes offering, the ADS Borrowers will sell the borrowed ADSs pursuant to a separate prospectus supplement. The sale of the borrowed ADSs is intended to facilitate privately negotiated transactions or short sales by which investors in the notes will hedge their investment in the notes. The ADS Borrowers will be required to return the borrowed ADSs pursuant to the ADS lending agreements by the scheduled maturity date of the notes in July 2013. The ADS Borrowers will receive all of the proceeds from the sale of the borrowed ADSs. Trina Solar will not receive any proceeds from the offering of the borrowed ADSs, but will receive a nominal lending fee from the ADS Borrowers.

Credit Suisse Securities (USA) LLC, ABN AMRO Bank N.V., London Branch, and Deutsche Bank Securities Inc. will act as joint bookrunners for the notes offering and the ADS offering.

The concurrent offerings will be made under Trina Solar’s registration statement on Form F-3 filed with the Securities and Exchange Commission on July 15, 2008. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities, and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Copies of the preliminary notes prospectus supplement and the preliminary ADS prospectus supplement and the accompanying prospectus may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: (800) 221-1037, ABN AMRO Inc, Attention: Equities Client Services Department, 55 East 52nd Street 6th Floor, New York, NY 10055, telephone: (866) 636-4281, or Deutsche Bank Securities Inc., Attention: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, telephone: (800) 503-4611 or e-mail at prospectusrequest@list.db.com.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL), through its wholly-owned subsidiary Changzhou Trina Solar Energy Co. Ltd, is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is currently one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. This integrated value chain helps to ensure that high quality products can be delivered to its end customers around the globe, including a number of European countries, such as Germany, Spain and Italy. Trina Solar’s solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, Trina Solar’s ability to raise additional capital to finance its activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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